UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for November 07, 2012

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form
6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________.

Enclosures: Sasol announces pricing of debut US$ notes offering


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol" or "the Company")

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR
INDIRECTLY, IN OR INTO AUSTRALIA, CANADA OR JAPAN OR ANY OTHER
STATE OR JURISDICTION IN WHICH IT WOULD BE UNLAWFUL TO DO SO.

SASOL ANNOUNCES PRICING OF DEBUT US$ NOTES OFFERING

Sasol announces the pricing of a public offering of 4.500%
Notes due 2022 in an aggregate principal amount of US$1 billion. This transaction was executed on 6 November 2012.

Christine Ramon, Chief Financial Officer, said "I am delighted with the results of our debut US$ Notes offering. The success of this offering, under quite challenging market conditions, confirms the international capital markets' confidence in Sasol's strong cash generation ability and robust balance sheet, while the 10-year tenor is well matched to our growth strategy."

Subject to customary conditions, the offering is expected to close on 14 November 2012. The offering was made pursuant to the Company's shelf registration statement filed with the US Securities and Exchange Commission. The Notes are being issued by Sasol Financing International Plc, are unsecured and are fully and unconditionally guaranteed by the Company. Sasol Financing International Plc is a wholly owned subsidiary of the Company.

The Company estimates that the net proceeds from the offering will be approximately US$985 million, after deducting discounts and estimated expenses. The Company intends to use the net proceeds of this offering for general corporate purposes, including funding capital investments.

Barclays Bank PLC, HSBC Bank plc and J.P. Morgan Securities plc are acting as joint bookrunners for the offering.

The offering is being made only by means of a prospectus supplement and accompanying base prospectus. A preliminary prospectus supplement and accompanying base prospectus relating to the offering and containing detailed information about the Company and management, as well as financial statements, have been filed with the US Securities and Exchange Commission and are available on its website at http://www.sec.gov.

when available, copies of the final prospectus supplement and accompanying base prospectus for the offering may be obtained from: Barclays Capital Inc., telephone: 1-888-603-5847; HSBC Securities (USA) Inc., telephone: 1-866-811-8049; or J.P. Morgan Securities LLC, telephone: 1-800-245-8812.

This announcement does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of any of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the prospectus supplement, base prospectus or the shelf registration statement.

07 November 2012
Johannesburg

Sponsor: Deutsche Securities (SA) (Proprietary) Limited

Forward-looking statements: Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as "believe, anticipate, expect, intend, seek, will, plan, could, may, endeavour and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 12 October 2012 and in other filings with the United States Securities and Exchange Commission.

The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.













SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: November 07, 2012			By: 	V D Kahla
					Name: 	Vuyo Dominic Kahla
					Title: 	Company Secretary